Exhibit 99.59

Torex Gold Restarts Drilling at Los Reyes Project

Program focused on upgrading resources and supporting future economic studies

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - May 28, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) announces that drilling has restarted at the Los Reyes Project (“Los Reyes”) in Sinaloa, Mexico. The comprehensive exploration and resource drilling program will be focused on de-risking and upgrading mineral resources along the three primary mineralized trends, as well as supporting the engineering and design work necessary to advance Los Reyes through the pre-feasibility and feasibility study phases.

Jody Kuzenko, President & CEO of Torex, stated:

“Since the acquisition of Los Reyes, our team has been actively working to integrate the project into our portfolio and establish the conditions required to safely restart drilling. The Company has engaged with local communities for which long-term agreements are in place, liaised with key stakeholders within the State and Federal governments, secured permits for the 2026 drilling program, and incorporated many of the systems successfully utilized at our Morelos Complex to manage security and enable safe and efficient work on the ground. With the people, plans, and systems now in place, we have resumed drilling at Los Reyes.

“We are planning to drill approximately 20,000 metres as part of the 2026 program at Los Reyes, with a focus on de-risking and upgrading mineral resources along the three main areas (Guadalupe, Z-T, and Central) as well as undertaking metallurgical and geotechnical test-work to support the next phase of economic studies. We expect to invest approximately $18 million at Los Reyes in 2026, with the majority of expenditures related to exploration and drilling, and the remainder earmarked to complete the preliminary economic assessment (“PEA”) and commence a pre-feasibility study.

“We are excited to resume drilling and fieldwork at Los Reyes as we look to de-risk and advance our next growth project in Mexico. Combined with our ongoing success at the Morelos Complex, we expect Los Reyes will drive exceptional value for our shareholders in the future. We are looking forward to the release of the PEA in July when we will be able to share the results of the work we have done since we acquired Los Reyes in October 2025.”

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, statements regarding the restart and scope of the 2026 drilling program at Los Reyes; the objectives of de-risking and upgrading mineral resources; metallurgical, geotechnical, engineering and design work to support future economic studies and the advancement of Los Reyes; planned expenditures and allocation of capital at Los Reyes in 2026; the anticipated timing of the release of the PEA; the commencement of pre-feasibility work; and the Company’s expectations regarding the future potential and value of Los Reyes. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO, optimize Morelos production and costs, grow reserves and resources, pursue disciplined growth and capital allocation, retain and attract best industry talent, and be an industry leader in responsible mining. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2025 and management’s discussion and analysis (“MD&A”) for the three months ended March 31, 2026. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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